Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2008

Mr. G. William Evans
Executive Vice President and Chief Financial Officer
LandAmerica Financial Group, Inc.
5600 Cox Road
Glen Allen, VA 23060

   Re: **LandAmerica Financial Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      File No. 1-13990

Dear Mr. Evans:

   We have completed our review of your Form 10-K and have no further comments at this time.

            Sincerely,

            Carlton E. Tartar
            Branch Chief